UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay

Grand Cayman KY1-9009

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-282263).

Moolec Science SA holds an Extraordinary General Meeting of Shareholders

Moolec Science SA (NASDAQ: MLEC), a public limited liability company incorporated under the laws of the Cayman Islands, with its registered office at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands (“Moolec,” the “Company,” “we,” “us,” or “our”), held a virtual extraordinary general meeting of shareholders (the “EGM”), on December 16, 2025, at 9:00 am (Eastern Time).

A total of 4,804,341 ordinary shares out of 10,891,761 ordinary shares entitled to vote (representing 44.110%) were represented at the meeting. As the statutory quorum was not met, the quorum was constituted by the shareholders holding approximately 44.110% of the Company’s total outstanding ordinary shares who were present, either in person or by proxy, in accordance with applicable law and the Company’s articles of association.

At or prior to the Extraordinary General Meeting, the Company’s shareholders voted on the two proposals set forth below. As the adjournment proposal was not required, it was not submitted to a vote. Proposal 1 was approved by more than a simple majority of the votes cast, and Proposal 2 was approved by more than a two-thirds majority of the votes cast, in each case at or prior to the EGM and in accordance with applicable law and the Company’s articles of association.

The EGM considered and voted on the following agenda points:

Resolution 1: Approval of the Share Consolidation

IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT, pursuant to article 8 of the Company’s current memorandum and articles of association (the “Articles”), the consolidation of every issued and unissued ordinary share, par value US$0.10 per share, of the Company (the “Ordinary Shares”), at a ratio within a range of not less than 1-for-10 and not greater than 1-for-25 (the “Share Consolidation”), with the exact ratio to be determined by further action at the discretion of the Board to be effective on a date between December 17, 2025 and May 14, 2026 as may be determined by the Board and announced by the Company (the “Effective Date”), so that all shareholders holding every 10 to 25 Ordinary Shares (the “Pre-Consolidation Ordinary Shares”) will hold 1 Ordinary Share of par value US$1.00 to US$2.50 each (the “Post-Consolidation Ordinary Shares”), with such Post-Consolidation Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Ordinary Shares as set out in the amended and restated memorandum and articles of association in effect at the time of Effective Date, and with any fractional shares created as a result of the Share Consolidation to be rounded up to the nearest whole, share be approved.

Resolution 2: Approval of the A&R M&A

IT IS RESOLVED, AS A SPECIAL RESOLUTION THAT, immediately following the Effective Date, the Company shall adopt the amended and restated memorandum and articles of association in the form annexed to the proxy statement (the “A&R M&A”) in substitution for, and to the exclusion of, the Company’s existing Articles, to reflect the Share Consolidation and the terms of the Post-Consolidation Ordinary Shares.

Forward-looking Statements

This report contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to the Company’s performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this report, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this report will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including those risk factors included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of such risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

SIGNATURE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Moolec Science SA
(registrant)

Date: December 16, 2025	By:	/s/ Alejandro Antalich
	Name:	Alejandro Antalich
	Title:	Chief Executive Officer

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